RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

RECEIVED
2004 JUN 28 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

23 June 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

04035005

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the Twenty-Fourth Annual General Meeting for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

TAN WOOI MENG
Group Company Secretary

Encls...
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Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **23/06/2004 09:55:47 AM**
Submitted by **RESORTS WORLD** on **23/06/2004 05:47:20 PM**
Reference No **RW-040623-A9789**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ("RWB" or "the Company")
- Twenty-Fourth Annual General Meeting ("24th AGM")

* **Contents :-**

The Board of Directors of RWB is pleased to inform that the shareholders of RWB have at the 24th AGM of the Company held on Wednesday, 23 June 2004 approved all the resolutions under Ordinary and Special Business as set out in the Notice of the 24th AGM contained in the Annual Report for Year 2003.

RESORTS WORLD BHD

TAN SRI LIM KOK THAY
Chairman, President & Chief Executive

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: